Exhibit 99.2

CNOOC LIMITED

Press Release - For Immediate Release

Significant Successes Achieved in Exploration and

Development with Net Profit Surged

(Hong Kong, August 29, 2019) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced its 2019 interim results for the six months ended June 30, 2019.

CNOOC Limited devoted efforts in exploration and development activities during the first half of 2019 through a pragmatic and enterprising approach, and successfully increased oil and gas reserves and production levels. The Company’s amount of exploration and development activities reached a record high with improving key financial indicators. Overall, the Company’s operating results improved steadily and it successfully achieved its targets.

In the first half of the year, 16 new discoveries were made and 35 successful appraisal wells were drilled. Among them, the appraisal of Bozhong 19-6 condensate gas field in Bohai, China achieved encouraging successes, adding proved in-place volume of exceeding 100 million tons of oil equivalent, and providing a strong resource foundation for sustainable development of Bohai. In Stabroek block of Guyana, three new discoveries were made and the recoverable resources were further expanded to more than 6.0 billion barrels of oil equivalent (“BOE”). The Glengorm discovery in the North Sea announced at the beginning of the year was proved to be the largest oil and gas discovery in U.K. in the past decade, further consolidating the Company's leading position in U.K. oil and gas exploration and production industry.

Oil and gas production remained stable in the first half of the year, with a net production of 243.0 million BOE, representing an increase of 2.1% year on year. Among the six new projects scheduled to commence production this year, the Egina oilfield, Huizhou 32-5 oilfield comprehensive adjustment/Huizhou 33-1 oilfield joint development project and Appomattox project have successfully commenced production in the first half of the year. Other projects are promoted actively.

During the period, the Company’s profitability and financial status continued to improve. Through effective control, our all-in-cost fell below US$30 per BOE, reaching US$28.99, representing a decrease of 8.9% year on year, which reinforced our cost competitiveness. The Company's capital expenditure was RMB33.7 billion, representing an increase of 60.5% year on year. Oil and gas sales reached RMB94.28 billion, representing a year-on-year increase of 4.4%; net profits amounted to RMB30.25 billion; and earnings per share was RMB0.68, representing a significant increase of 18.7% year on year. The Board of Directors has declared an interim dividend of HK$0.33 per share (tax inclusive) for the first half of 2019 by taking into account the Company’s financial performance.

Mr. Yang Hua, Chairman of CNOOC Limited, commented: "In the first half of 2019, with determined efforts to develop the Company’s business through innovation, the management and staff devoted efforts in exploration and development activities through a pragmatic and enterprising approach, successfully increased oil and gas reserves and production levels achieving outstanding results in high-quality development. Going forward, the Company will continue to strengthen its strategic guidance, re-allocate its resources accordingly and press forward with all major tasks to achieve its major production and operation targets for the year thus to create a new era of high-quality development and create greater value for the shareholders.”

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks.  For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Ada Leung

Hill+Knowlton Strategies Asia

Tel: +852-2894-6225

Fax: +852-2576-1990

E-mail: CNOOC@hkstrategies.com